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                              January 22, 2024

       Adrian J. Downes
       Chief Financial Officer
       The Greenbrier Companies, Inc.
       One Centerpointe Drive, Suite 200
       Lake Oswego, Oregon 97035

                                                        Re: The Greenbrier
Companies, Inc.
                                                            Form 10-K for the
Year Ended August 31, 2023
                                                            Form 8-K furnished
October 25, 2023
                                                            File No. 001-13146

       Dear Adrian J. Downes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended August 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Maintenance Services Segment, page 37

   1. We note your disclosure that Maintenance Services revenue increased $58.7 million or
                                                        16.9% for the year
ended August 31, 2023 compared to the prior year. You disclose that
                                                        "the increase was
primarily attributed to improved pricing and higher volumes. This was partially offset by
lower scrap metal pricing in the current year." When more than one factor is responsible
for the change in an income statement line item, please revise future filings to quantify
each of the contributing factors, including any offsetting amounts.
                                                        Please ensure this
change is made throughout your MD&A discussion.


       Notes to the Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Investment in Unconsolidated Affiliates, page 55
 Adrian J. Downes
The Greenbrier Companies, Inc.
January 22, 2024
Page 2

2. We note that investments in unconsolidated affiliates include your 60% interest in
         Greenbrier-Maxion. Please explain to us, and revise future filings to disclose, why you do not consolidate this investment. As part of your response, please include consideration of your 29.5% interest in Amsted-Maxion Cruzeiro which owns 40% of Greenbrier-Maxion.
         See guidance in ASC 810-10-15-10(a).
Note 19. Segment Information, page 75

3. We note from your fourth quarter 2023 earnings release and earnings call transcripts in both fourth quarter 2023 and first quarter 2024, that you appear to have devoted a portion of your production lines to the refurbishment of large railcars. It also appears that you do not consistently record this refurbishment revenue as either manufacturing segment revenue or maintenance segment revenue, but instead record the revenue based on the primary activity of the facility. We also note that the revenue related to these refurbishments may have higher margins than the production of new railcars. Please tell us what consideration you gave to separately breaking out refurbishment revenue in the notes to the financial statements under the guidance in ASC 606-10-50-5 and ASC 280-
         10-50-40. Also, if material, please consider discussing the impact these refurbishments have on the changes in revenue and/or margin between periods, as part of your MD&A disclosure.
Form 8-K furnished October 25, 2023

Exhibit 99.1 Earnings Release, page 1

4. We note your disclosure of recurring revenue for the year ended August 31, 2023 as well as a financial target for this amount. When disclosed in future filings, please revise to
         define    recurring revenue.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Melissa Gilmore at 202-551-3777 with any questions.



FirstName LastNameAdrian J. Downes                             Sincerely,
Comapany NameThe Greenbrier Companies, Inc.
                                                               Division of
Corporation Finance
January 22, 2024 Page 2                                        Office of
Manufacturing
FirstName LastName